Mail Stop 6010

July 2, 2007

Mr. Steven W. Berglund
Chief Executive Officer
Trimble Navigation Limited
935 Stewart Drive
Sunnyvale, CA 94085

> **Re:** **Trimble Navigation Limited**
> **Form 10-K for the Fiscal Year Ended December 29, 2006**
> **File No. 001-14845**

Dear Mr. Berglund:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    Martin F. James
                                    Senior Assistant Chief Accountant